# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HYCROFT MINING HOLDING CORP, CIK 0001718405
CUSIP: 44862P208
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: P.O. Box 3030, Winnemucca, Nevada (NV), 89446
Date of event which requires filing of this statement: 10/28/2025
Filed by CIK 0001411579
Persons authorized to receive notices and communications: Corey R. Chivers, Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York (NY), 10153, (212) 310-8000

## Reporting persons
- AMC ENTERTAINMENT HOLDINGS, INC. (CIK 0001411579): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,745,685; sole dispositive power 0; shared dispositive power 4,745,685; aggregate amount beneficially owned 4,745,685 (5.7% of the class)
  Comment: For rows 8, 10, and 11, includes 2,404,861 shares of class A common stock, par value $0.0001 per share (the "Common Stock"), of Hycroft Mining Holding Corporation (the "Issuer"), directly held by American Multi-Cinema, Inc. ("AMCI") and 2,340,824 shares of Common Stock issuable upon the exercise of outstanding warrants directly held by AMCI. The ownership percentage in row 13 is calculated assuming a total of 83,306,615 shares of Common Stock deemed issued and outstanding, which includes (i) 80,965,791 shares of Common Stock outstanding as of October 27, 2025, as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on October 28, 2025 (the "Issuer's Form 10-Q") and (ii) 2,340,824 shares of Common Stock issuable upon the exercise of warrants directly held by AMCI.
- AMERICAN MULTI-CINEMA, INC.: type of reporting person: corporation (CO); citizenship or place of organization: Missouri (MO); source of funds: other (OO); sole voting power 0; shared voting power 4,745,685; sole dispositive power 0; shared dispositive power 4,745,685; aggregate amount beneficially owned 4,745,685 (5.7% of the class)
  Comment: For rows 8, 10, and 11, includes 2,404,861 shares of Common Stock directly held by AMCI and 2,340,824 shares of Common Stock issuable upon the exercise of outstanding warrants directly held by AMCI. The ownership percentage in row 13 is calculated assuming a total of 83,306,615 shares of Common Stock deemed issued and outstanding, which includes (i) 80,965,791 shares of Common Stock outstanding as of October 27, 2025, as set forth in the Issuer's Form 10-Q and (ii) 2,340,824 shares of Common Stock issuable upon the exercise of warrants directly held by AMCI.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: HYCROFT MINING HOLDING CORP
Address of issuer's principal executive offices: P.O. Box 3030, Winnemucca, Nevada (NV), 89446
Comment:
EXPLANATORY NOTE

This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D (the "initial Schedule 13D," and as amended from time to time, the "Schedule 13D") originally filed by the Reporting Persons on March 24, 2022 and relates to the shares of class A common stock, par value $0.0001 per share (the "Common Stock"), of Hycroft Mining Holding Corporation, a Delaware corporation (the "Issuer"). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each defined term used but not defined in this Amendment No. 2 shall have the meaning assigned to such term in the initial Schedule 13D.

This Amendment No. 2 is filed to report a reduction in the percentage of the Common Stock beneficially owned by the Reporting Persons resulting from an increase in the aggregate number of outstanding shares of Common Stock, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on October 28, 2025 (which share amount reflects a 1-for-10 reverse stock split effected by the Issuer on November 14, 2023).

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is hereby amended and supplemented as follows:

Information as of the date of this Amendment No. 2 with respect to each director and executive officer of AMC and AMCI is set forth on Schedule A of Exhibit 99.4 hereto (the "Schedule A Persons"), which Schedule A is incorporated herein by reference.

During the five years prior to the date of this Amendment No. 2, neither the Reporting Persons nor to the Reporting Persons knowledge, any of the Schedule A Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Residence or business address:
Item 2(b) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 2(a) of this Amendment No. 2 is hereby incorporated herein by reference.
Present principal occupation or employment:
Item 2(c) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 2(a) of this Amendment No. 2 is hereby incorporated herein by reference.
Criminal convictions in the last five years:
Item 2(d) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 2(a) of this Amendment No. 2 is hereby incorporated herein by reference.
Civil proceedings (securities laws) in the last five years:
Item 2(e) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 2(a) of this Amendment No. 2 is hereby incorporated herein by reference.
Citizenship:
Item 2(f) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 2(a) of this Amendment No. 2 is hereby incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

In connection with the Underwriting Agreement, dated October 9, 2025 (the "Underwriting Agreement"), between the Issuer and BMO Capital Markets Corp., as representative of several underwriters ("BMO"), pursuant to which the Issuer issued shares of Common Stock in a public offering, certain individuals and entities, including AMCI (each, a "Lock-Up Party"), agreed that, without the prior written consent of BMO on behalf of the underwriters, they will not, during the period ending 90 days after October 9, 2025 (the "Lock-Up Period"): (1) offer, sell, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition), directly or indirectly, or require the Issuer to file with the Securities and Exchange Commission (the "SEC") a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), to register, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock or warrants or other rights to acquire shares of Common Stock of which the Lock-Up Party is now, or may in the future become, the beneficial owner (the "Restricted Securities") or (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic benefits or risks of ownership of the Restricted Securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise, or publicly disclose the intention to enter into any transaction described in clause (1) or (2) above. The foregoing restrictions shall not apply to, subject in certain cases to various conditions: (i) transfers of Restricted Securities as a bona fide gift or gifts by the Lock-up Parties; (ii) transfers or dispositions of Restricted Securities to any trust for the direct or indirect benefit of the Lock-up Parties or any member of the immediate family of the Lock-up Parties; (iii) transfers or dispositions of Restricted Securities to any of such Lock-up Party's affiliates (within the meaning set forth in Rule 405 under the Securities Act), limited partners, general partners, limited liability company members or stockholders; (iv) transfers of Restricted Securities by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of a Lock-up Party; (v) transfers or dispositions of shares of our common stock acquired by the Lock-up Parties in open market purchases after the completion of this offering; or (vi) entry by the Lock-up Parties into any trading plan established pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. At any time, BMO may, in its sole discretion, release some or all the securities from these lock-up agreements.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

The responses set forth on rows 7 through 13 of the cover pages of this Amendment No. 2 are incorporated by reference in this Item 5.

The Reporting Persons beneficially own an aggregate 4,745,685 shares of Common Stock held by AMCI (which amount includes 2,340,824 shares of Common Stock issuable upon the exercise of warrants held by AMCI), representing 5.7% of the outstanding shares of Common Stock based on a total of 83,306,615 shares of Common Stock deemed issued and outstanding, which includes (i) 80,965,791 shares of Common Stock outstanding as of October 27, 2025, as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on October 28, 2025 and (ii) 2,340,824 shares of Common Stock issuable upon the exercise of warrants directly held by AMCI).
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 5(a) of this Amendment No. 2 is hereby incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

Except as otherwise disclosed in this Amendment No. 2 and the Schedule 13D, none of the Reporting Persons nor, to the Reporting Persons' knowledge, any of the Schedule A Persons, has effected any transaction during the past 60 days in, any shares of Common Stock. Further, AMC beneficially owns 11,981 restricted stock units that were previously awarded under the Issuer's 2020 Performance and Incentive Award Plan to the Reporting Persons' nominee serving on the Issuer's board of directors.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Amendment No. 2 is hereby incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.4 Schedule A (filed herewith)

Exhibit 99.5 Form of Lock-Up Letter (attached as Exhibit A to the Underwriting Agreement, filed as Exhibit 1.1 to the Issuer's Form 8-K filed with the SEC on October 14, 2025 and incorporated herein by reference).

## Signatures
- AMC ENTERTAINMENT HOLDINGS, INC.: /s/ Edwin F. Gladbach, Edwin F. Gladbach/Senior Vice President, General Counsel & Secretary (11/07/2025)
- AMERICAN MULTI-CINEMA, INC.: /s/ Edwin F. Gladbach, Edwin F. Gladbach/Senior Vice President, General Counsel & Secretary (11/07/2025)